UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54550

CUSIP NUMBER: 811066109

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: September 30, 2013

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SCRIPSAMERICA, INC.
Full Name of Registrant

Former Name if Applicable

Corporate Office Centre Tysons II, 1650 Tysons Boulevard, Suite 1580,
Address of Principal Executive Office (Street and Number)

Tysons Corner, VA 22102
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(772)	225-6435
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three month period ended September 30, 2013, ScripsAmerica, Inc. (the “Company”) generated net sales revenue of approximately $73,000 as compared to net sales revenue of approximately $1,014,000 for 2012, a decrease of approximately $941,000, or 93%. The decline in sales versus the same three month period a year ago was mainly a result the Company’s decision to exit sales to McKesson due to increase charge back costs and the discontinue of sales to Cutis Pharmaceuticals, with which we had significant sales a year ago. Sales from the DLA through Marlex Pharmaceuticals, Inc., our former Contract Packager, did not replace the lost sales volume partly because these sales are recorded net of costs. The Company sales in the three months ended September 30, 2013 would have been approximately a $1 million higher if the sales for DLA were recorded at gross and were not recognized on the net basis for sales associated with the DLA contract with our former Contract Packager. In August 2013 we began earning revenue for shipments to independent pharmacies pursuant to an oral agreement with Wholesale Rx, Inc. (“WholesaleRx”), a pharmaceutical distributor, under which we earn a 12.5% commission on the gross margin of generic pharmaceutical and OTC product sales shipped to independent pharmacies by WholesaleRx. Sales were approximately $188,000 for two months of shipments in the three month period ended September 30, 2013.

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For the nine month period ended September 30, 2013, the Company generated net sales revenue of approximately $452,000 as compared to net product sales of approximately $3.5 million for the same period in 2012, a decrease of approximately $3.1 million, or 87%. The decline in sales versus the same nine month period a year ago was mainly a result of the Company’s decision to stop sales orders to McKesson due to increase charge back costs and lost sales from two customers, Cutis Pharmaceuticals and MedVet which we had significant sales a year ago. Sales from the DLA did not replace the lost sales volume partly because the sales are recorded net of costs. The Company sales in the nine months ended September 30, 2013 would have been approximately a $4.0 million higher if the sales for DLA were recorded at gross and were not recognized on the net basis for sales associated with the DLA contract with our Contract Packager. In August 2013 the Company began earning revenue under an oral agreement with WholesaleRx, a pharmaceutical distributor, under which we earn a 12.5% commission on the gross margin of generic pharmaceutical and OTC product sales shipped to independent pharmacies by WholesaleRx. Sales were approximately $188,000 for two months of shipments in the nine month period ended September 30, 2013.

Set forth below are the preliminary results of operations data for the registrant for the three and nine months ended September 30, 2013 and comparative data for the three and nine months ended September 30, 2012.

Results for the three month period ended September 30, 2013.

Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the three months period ended September 30, 2013 and 2012.

Products sold	2013	% of total	2012	% of total	$ change
Prescription drug products	$–	%	$942,000	80%	$(942,000)
OTC & non prescription products	–	%	236,000	20%	(236,000)
Revenue from contract packager	1,006,000	84%	–		1,006,000
Revenue from pharmaceutical partner	188,000	16%	–		188,000
Gross Sales	1,194,000	100%	1,178,000	100%	16,000
Discounts / charge backs	–	%	(164,000)	16%	164,000
Adjustment for contract packager and pharmaceutical partner sales	(1,121,000)	94%	–		(1,121,000)
Net Sales	$73,000		$1,014,000		$(941,000)

Gross Margin: Gross margin for the three month period ended September 30, 2013 was approximately negative $43,000, which was a decrease of 59% in our net sales. This was a decline of approximately $64,000 from the same period in 2012 and was mainly due to the sales decline of approximately $940,000 due to the Company’s decision not to continue its relationship with McKesson. Sales for prescription drug products and OTC products declined 100% from the prior year. The only sales we obtain was for sales on our DLA contract and a sales commission were earned from our pharmaceutical partner. Also impacting our gross margin percentage was the royalty expenses included in cost of goods in the amount of $30,600 which we did not incur in 2012.

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Operating Expenses

Selling, General and Administrative. For the three months period ended September 30, 2013, selling, general and administrative expenses (“S,G&A”) increased approximately $2,168,000 to approximately $2,623,000 as compared to approximately $450,000 for same three month period in 2012. This large increase in S,G&A expenses for third quarter compared to prior year third quarter is mainly a result of non-cash transactions, which we entered into due to a shortage of cash, and pursuant to which we issued the Company’s common stock shares for services valued at approximately $1,868,000 and issued options for service provided value at approximately $207,000. The Company’s S,G&A expenses increased in three areas: (1) The Company’s investor relation area (paid mainly through the issuance of stock), which had an increase of approximately $1,884,000 over same period a year ago. (2) Professional services and consulting fees, which increased by approximately $451,000 (a significant portion, $207,000, was the result of the issuance of warrants and the remaining amount was due to our increased borrowings relating to our convertible notes payable and increased legal and accounting fees). (3) Costs relating to the marketing of RapiMed of $29,000, which is an 83% increase over prior year. Basic S,G&A expense such as salaries, insurances and general operating expenses increased slightly by approximately $13,000 compared to the same period a year ago. Offsetting increases over prior year is a decrease in selling samples of approximately $204,000 which was a one-time event in third quarter 2012.

Research and Development. The Company’s expenditures for research and development cost declined approximately $5,000, for the three month period ended September 30, 2013, compared to the same period in 2012. The decline in our research and development costs can mainly be attributed to the completion of our on-going research related to new product development during 2012.

Total Other Expenses. Other expenses for the three months period ended September 30, 2013 decreased by approximately $319,000 to approximately $258,000 for income from another expenses of approximately $61,000 in 2012. Other expenses consist of interest expense, amortization of debt discount, change in fair value of derivative liabilities and gain on extinguishment of debt. A significant portion, approximately $795,000 of the total decrease is due to value change in our derivative liabilities from our convertible notes payable which created income. The decline in the revaluation of derivative liabilities at September 30, 2013 relates partially to the Company having sufficient trading activity to utilize the actual volatility of the Company’s stock as an assumption when computing the fair value of derivative liabilities. The Company had previously estimated the volatility assumption by averaging the volatility of three similar entities which resulted in a lower volatility. The increase in value of the volatility assumption has led to a higher valuation of derivative liabilities associated with the convertible notes payable in the second quarter. Also the decline is combination of volatility, stock prices changes and time period remaining on debt when revaluing at each reporting period. Interest expense increased by approximately $776,000, which interest expense consisted mainly of accrued expenses associated with our convertible notes payable, a significant portion, approximately $544,000, was for non-cash interest expense associated with the value of our derivative liabilities being greater than the principal balance of the convertible notes and the difference is then expensed to interest expense. Interest expense associated with convertible notes payable for 2013 was approximately $60,000, which is basically flat over the same period in 2012. In our third quarter of 2013 we incurred approximately $233,000 for amortization of debt discount which is a 100% increase over the same three month period in 2012. Interest cost associated with our purchase order financing was approximately $8,000 for the three months ended September 30, 2013 and $13,000 for the same period in 2012. Interest cost associated with a term loan of $500,001 was approximately $10,000 for the third quarter of 2013 compared to $3,750 for the same period in 2012. We incurred a gain on derivative liability was approximately $795,000 for the third quarter of 2013 compared to $0 for the same period in 2012. With an extinguishment of debt from paying off a convertible note early we incurred a gain of approximately $300,000.

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Income taxes (benefit). Total income taxes expense for the three month period ended September 30, 2013 was none as compared to a tax benefit of approximately $108,000 for the same period in 2012. For the three months ended September, 2013 the Company incurred loss that are added to the current deferred tax benefit but since the likelihood of not being able to recover the deferred tax benefit an allowance of 100% of the tax benefit was applied for the third quarter 2013. In third quarter 2012 we recorded a tax benefit of approximately $108,000 and did not reserve an allowance for this deferred tax asset.

Net Loss Applicable to Common Shares. The Company recorded a net loss of approximately $2,322,000 for the three month period ended September 30, 2013, compared to a loss of approximately $301,000 for the same period in 2012, an increase in our net loss of approximately $2,021,000 as compared to the same period in the prior year. This increase in net loss is mainly due to a reduction in our gross margin, as a result of reductions in our sales of approximately $941,000 resulting in our profit margin decline of approximately $64,000 in the third quarter 2013 versus 2012. Also contributing to the loss was an increase in our S,G&A expense of approximately $2,168,000, as described above. The income tax benefit decreased approximately $108,000 for the third quarter of 2013 as compared to same period in 2012, which was mainly due to fully reserving the deferred tax in 2013. Other expense increased approximately $1,955,000 for the three months ended September 30, 2013 as compared to the same period of 2012 as described above. Research and development cost decline approximately $5,000 from the 2012 third quarter spending. The Company accrued a preferred stock dividend of $20,860 and $20,860 for the three month period ended September 30 2013 and 2012, respectively, resulting in a loss of income available to common shareholders of $2,342,626 and a loss of $321,891 for the three month period ended September 30, 2013 and 2012, respectively. Basic and diluted loss per common share were $0.03 and $0.01 for the three month period ended September 30, 2013, and 2012, respectively

Results for the nine month period ended September 30, 2013.

Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the nine months period ended September 30, 2013 and 2012.

Products sold	2013	% of total	2012	% of total	$ change
Prescription drug products	$184,000	4%	$2,923,000	73%	$(2,739,000)
OTC & non prescription products	117,000	2%	1,062,000	27%	(945,000)
Revenue from contract packager	4,255,000	90%	–		4,255,000
Revenue from pharmaceutical partner	188,000	4%	–		188,000
Gross Sales	4,744,000	100%	3,985,000	100%	759,000
Discounts / charge backs	(150,000)	-3%	(463,000)	-12%	313,000
Adjustment for contract packager and pharmaceutical partner sales	(4,142,000)	-87%	–		(4,142,000)
Net Sales	$452,000		$3,522,000		$(3,070,000)

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Gross Margin: Gross margin for the nine month period ended September 30, 2013 was approximately $28,000, which was 6% of our net sales. This was a decline of approximately $546,000 from the same period in 2012 and was mainly due to the sales decline of approximately $3.1 million due to the Company’s decision not to continue its relationship with McKesson. Sales for prescription drug products and OTC products decline a 92% from the prior year. The sales from on our DLA contract which has only a 7% margin which also contributed to the decline in our gross margin. Also impacting our gross margin percentage was the royalty expenses included in cost of goods in the amount of approximately $214,000 which we did not incur in 2012.

Operating Expenses

Selling, General and Administrative. For the nine months period ended September 30, 2013, selling, general and administrative expenses (“S,G&A”) increased approximately $5,215,000 to approximately $6,093,000 as compared to approximately $846,000 for same nine month period in 2012. This large increase in S,G&A expenses compared to the prior year is mainly a result of non-cash transactions, which we entered into due to a shortage of cash and pursuant to which we issued the Company’s common stock shares for services valued at approximately $3,008,000 and issued options for service provided value at approximately $207,000. We also incurred three other non-cash expenses for a write-off of a $200,000 deposit paid in 2011 relating future products which was deemed not refundable an expense of $1,211,000 for a reserve of our receivable with contract packager for possibility on non-collections and an operation receivable in the amount of approximately $35,000 for the possibility of non-collection of accounts receivable. The Company’s S,G&A expenses increased in following areas: (1) Spending by the Company for its investor relations (paid mainly through the issuance of stock), which increased by approximately $2.8 million over same period a year ago. (2) Professional services and consulting fees increased by approximately $595,000 (also mainly paid via issuance of stock), a large portion of these expenses were a result of our increase borrowings relating to our convertible notes payable. (3) Professional fees for legal and accounting increased by approximately $381,000. (4) Costs relating to the marketing of RapiMed of $168,000, which costs were offset by an approximately $204,000 decrease in selling samples which was a one-time expense in third quarter 2012. (5) Costs related to writing off of certain receivable assets, such as $1,184,000 for receivable for possible on non-collections, $200,000 from a deposit paid in 2011 relating future products which was deemed not refundable and an operation receivable in the amount of approximately $35,000 for the possibility of non-collection of accounts receivable. (6) Insurance costs increased approximately $61,000 compared to same nine month prior in 2012. (7) Salaries were basically flat compared to prior year and all other general operating expenses increased approximately $47,000 mainly due to increased insurance cost compared to the same period a year ago.

Research and Development. The Company’s expenditures for research and development cost declined approximately $32,000, for the nine month period ended September 30, 2013, compared to the same period in 2012. The decline in our research and development costs can mainly be attributed to the completion of our on-going research related to new product development during 2012.

Total Other Expenses. Other expenses for the nine months period ended September 30, 2013 increased approximately $1.7 million to approximately $1,877,000 from approximately $141,000 in 2012. Other expenses consist of interest expense, amortization of debt discount, change in fair value of derivative liabilities and gain on extinguishment of debt. A significant portion, approximately $673,000, of the total increase is due to value change in our derivative liabilities from our convertible notes payable. The increase in the revaluation of derivative liabilities at September 30, 2013 relates partially to the Company having sufficient trading activity to utilize the actual volatility of the Company’s stock as an assumption when computing the fair value of derivative liabilities. The Company had previously estimated the volatility assumption by averaging the volatility of three similar entities which resulted in a lower volatility. The increase in value of the volatility assumption has led to a higher valuation of derivative liabilities associated with the convertible notes payable. Interest expense increased by approximately $1.1 million which interest expense consisted mainly of accrued expenses associated with our convertible notes payable, a significant portion, approximately $887,000, was for non-cash interest expense associated with the value of our derivative liabilities being greater than the principal balance of the convertible notes, and the difference is then expensed to interest expense. Interest expense associated with convertible notes payable for 2013 was approximately $60,000, which is an increase of approximately $60,000 over the same period in 2012. For the nine month period end September 30, 2013 we incurred approximately $448,000 for amortization of debt discount this is a 712% increase over the same nine month period in 2012. The Company obtained a line of credit with a bank that carries a low interest rate. Interest expense associated our line of credit was approximately $2,500 for 2013 as compared to approximately $530 for the same period 2012. Interest cost associated with our purchase order financing was approximately $44,000 for the nine months September June 30, 2013 and approximately $14,000 for the same period in 2012. Interest cost associated with a term loan of $500,001 was approximately $31,000 for the nine months of 2013 compared to $3,000 for the same period in 2012. The loss on derivative liability was approximately $673,000 for 2013 compared to $0 for the same period in 2012. With an extinguishment of debt from paying off convertible notes early we incurred gains of approximately $418,000.

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Income taxes (benefit). Total income taxes expense for the nine month period ended September 30, 2013 was none as compared to a tax benefit of approximately $125,000 for the same period in 2012. For 2013 the Company incurred loss that are added to the current deferred tax benefit but since the likelihood of not being able to recover the deferred tax benefit an allowance of 100% of the tax benefit was applied for the first quarter 2013. In 2012 we recorded a tax benefit of approximately $125,000 and did not reserve an allowance for this deferred tax asset.

Net Loss Applicable to Common Shares. The Company recorded a net loss of approximately $7,942,000 for the nine month period ended September 30, 2013, compared to a net loss of approximately $320,000 for the same period in 2012, an increase in our net loss of approximately $7,622,000 as compared to the same period in the prior year. This increase in net loss is mainly due to our significant reduction in our sales resulting in a decline of approximately $3.1 million causing a profit margin decline of approximately $546,000 in 2013 versus 2012. Also contributing to the loss was an increase in our S,G&A expense of approximately $5,247,000, as described above. We also incurred an expense of $1,211,000 for write-off of our receivable with our former Contract Packager for possibility on non-collections. The income tax benefit decreased approximately $125,000 for 2013 as compared to same period nine month period in 2012, which decrease was mainly due to fully reserving the deferred tax in 2013. Other expense increased approximately $1.7 million for the nine months ended September 30, 2013 as compared to the same period of 2012 as described above. Research and development cost decline approximately $32,000 from the 2012 spending. The Company accrued a preferred stock dividend of $62,580 both nine months period ended September 30 2013 and 2012, respectively, resulting in a loss of income available to common shareholders of $8,004,796 and $403,180 for the nine month period ended September 30, 2013 and 2012, respectively. Basic and diluted loss per common share were $0.13 and $0.01 for the nine month period ended September 30, 2013, and 2012, respectively

ScripsAmerica, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SCRIPSAMERICA, INC.

Date: November 14, 2013	By:	/s/ Robert Schneiderman
Robert Schneiderman
Chief Executive Officer

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